22 June 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 15 June 2026 to 19 June 2026 it purchased through ABN AMRO Bank N.V. a total of 2,936,304 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
15/06/2026	573,541	2,547	2,460	2484.9691
16/06/2026	579,134	2,475	2,416	2448.7303
17/06/2026	587,033	2,457	2,414	2430.9603
18/06/2026	597,414	2,416	2,341	2371.6696
19/06/2026	599,182	2,393	2,349	2379.3165

Following the settlement of the above transactions, RELX PLC holds 70,289,146 ordinary shares in treasury, and has 1,758,182,475 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 66,181,274 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/2729J_1-2026-6-22.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66